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November 17, 2022	Chicago	Riyadh*
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VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Kathryn Jacobson
Robert Littlepage
Austin Pattan
Joshua Shainess

Re:	Hub Cyber Security (Israel) Ltd. Registration Statement on Form F-4 Submitted October 18, 2022 File No. 333-267035

Ladies and Gentlemen:

On behalf of Hub Cyber Security (Israel) Ltd. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated November 8, 2022 (the “Comment Letter”) with respect to the Amendment No. 1 to the Registration Statement on Form F-4 filed with the Commission by the Company on October 18, 2022 (the “Amendment No. 1”). Concurrently with the filing of this letter, the Company is hereby submitting the Amendment No. 2 to the Registration Statement (the “Amendment No. 2”) through EDGAR.

Latham & Watkins is the business name of Latham & Watkins (London) LLP, a registered limited liability partnership organised under the laws of New York and authorised and regulated by the Solicitors Regulation Authority (SRA No. 203820). A list of the names of the partners of Latham & Watkins (London) LLP is open to inspection at its principal place of business, 99 Bishopsgate, London EC2M 3XF, and such persons are either solicitors, registered foreign lawyers, or managers authorised by the SRA. We are affiliated with the firm Latham & Watkins LLP, a limited liability partnership organised under the laws of Delaware.

*In cooperation with the Law Firm of Salman M. Al-Sudairi LLC

November 17, 2022 Page 2

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 1 and page references in the responses refer to the Amendment No. 2. Unless otherwise indicated, capitalized terms herein will have the meanings assigned to them in the Amendment No. 2.

Amendment No. 1 to Registration Statement on Form F-4

Put and Call Option Agreement, page 4

1.	State clearly that the Put and Call Option Agreement is designed to protect only the Initial Stockholders, and that only the Initial Stockholders will derive all of the benefits of the agreement.

Response:         The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 5, 70 and 124.

2.	We note that the purchase price pursuant to the terms of the Put and Call Option Agreement contemplates a $10 maximum price because it is approximately equal to the price that a public stockholder would receive if it chose to redeem a RNER share in connection with the Business Combination. Please provide your analysis demonstrating how this agreement complies with Rule 14e-5, considering the possibility that this price could be higher than the redemption price.

Response:         The Company respectfully acknowledges the Staff’s comment and advises the Staff that parties to the Put and Call Option Agreement (the “Agreement”) had not intended for the maximum purchase price to be higher than the redemption price. In response to the Staff’s comment, the parties to the Agreement have amended it to clarify that the purchase price per share in the event that the put option becomes exercisable will be the lowest of (i) $10, (ii) the per-share redemption price that a public stockholder would receive if such stockholder chose to redeem a RNER share in connection with the Business Combination and (iii) the closing price of HUB Security’s ordinary shares on the day after the consummation of the Business Combination Agreement. The Company has also revised the disclosure on pages 5, 70 and 125 to reflect such amendment. As such, the Company believes that the Agreement is in compliance with Compliance and Disclosure Interpretation (“CD&I”) Question 166.01, where the Staff stated that “For policy reasons… the [S]taff will not object to purchases by the SPAC sponsor or its affiliates outside of the redemption offer as long as the following conditions are satisfied” whereby one of the parameters set forth in the CD&I is that “the SPAC sponsor or its affiliates will purchase the SPAC securities at a price no higher than the price offered through the SPAC redemption process”.

November 17, 2022 Page 3

Unaudited Projected Financial Information of HUB Security, page 98

3.	Please revise to further quantify each material assumption that formed the basis for the Updated Projections. Your disclosure of these assumptions should provide investors with all material information necessary to demonstrate how Hub Security’s management ultimately arrived at the revenue, gross profit, and adjusted EBITDA values set forth in the projections. For example, quantify the assumed number or value of new material contracts and the amount of churn or maintenance of existing contracts. Additionally, revise to confirm that the list of assumptions provided on pages 101 through 103 encompasses all material assumptions underlying each set of projections.

Response:         The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 101 and 102. On the basis of the revised disclosures, the Company respectfully submits that it has discussed all material assumptions underlying the Updated Projections and that it has provided all material information underlying the assumptions to the extent such information does not cause competitive harm. Where possible, the Company has provided additional disclosures to aid investors in assessing the Company, the industry it operates in and the Business Combination.

4.	We note that Hub Security assumed the conversions of certain trials and product pipeline into projected revenues. Please disclose the basis or provide support for the parties’ belief that such trials or pipeline customers will result in significant revenue increases. Additionally, provide more detail throughout the registration statement regarding the $20.5 million purchase order signed for Hub Security’s Confidential Computing Solutions and the $500 million contracts referenced on page 101. Describe any contingencies or uncertainty associated with such purchase orders or contracts.

Response:         The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 100, 101, 102 and 146.

* * *

November 17, 2022 Page 4

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at +44.20.7710.4130 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Michael J. Rosenberg
Michael J. Rosenberg
of LATHAM & WATKINS LLP

cc:	Eyal Moshe, Hub Cyber Security (Israel) Ltd.
Hugo Goldman, Hub Cyber Security (Israel) Ltd.
Ryan Lynch, Latham & Watkins LLP